July 29, 2020



Via Email
Peter X. Huang
Skadden, Arps, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jianguomenwai Avenue
Chaoyang District
Beijing 100004
People   s Republic of China

       Re:     Bitauto Holdings Limited
               Schedule 13E-3 filed July 20, 2020
               Filed by Yiche Holding Limited, et al.
               File No. 5-85981

Dear Mr. Huang:

         The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. We have limited our review to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

Schedule 13E-3 filed July 20, 2020

General

   1. In your response letter, please explain why you have not included Mr. Sidney Xuande
      Huang as a filer on the Schedule 13E-3. In this regard, we note that Mr. Huang is a
 Peter X. Huang, Esq.
Skadden, Arps, Meagher & Flom LLP
July 29, 2020
Page 2

       director of Bitauto Holdings Ltd. and also a senior executive at filer JD.com Inc. who abstained from the vote on the merger because of his affiliation with the Buyer Group.

   2. We note the statement in the Letter to Shareholders included as part of the proxy
      statement that    [v]oting at the extraordinary general meeting will take
place by poll
      voting, as the Chairman has undertaken to demand poll voting at the
meeting.    Briefly
      explain what is meant by    poll voting.    If appropriate, include an
explanation of any
      impact on shareholders    procedural or substantive rights associated
with the merger by
      virtue of the Chairman   s demand to use poll voting.

   3. We understand that in order to vote on the merger, ADS holders must complete and return an ADS Voting Instruction Card to the ADS Depositary by a date that is earlier than the date by which holders of shares must submit their votes. These dates are currently blank in the proxy statement. In your amended filing, include a place holder date keyed off the date by which holders of direct shares must vote. For example, include
      language like    [one week before deadline for share owners]    so that
we may assess the
      applicable deadlines. Provide the same disclosure as to the date by which ADS holders must take any required actions to dissent from the merger and receive fair value for their securities.

   4. On page 116, you state the Company has    71,035,249.5 ordinary shares
issued and
      outstanding (excluding treasury shares and ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of
      awards granted under the share incentive plans).    On page 85, you state
that    as of the
      Share Record Date, there will be 71,243,284.50 Shares entitled to be voted at the
      extraordinary general meeting.    Explain the discrepancy between these
two numbers.
      Additionally, explain how you arrived at the number on page 85, given
that    Share
      Record Date    is undefined as the term appears on page iv.

Purpose of the Merger, page 7

   5. Here and in the corresponding section of the proxy statement beginning on page 66, you
      state that the reason for the merger is    to enable Parent to acquire
100% of the
      Company       However, this is the effect of the transaction. Expand to
discuss, for all
      filing persons (including Bitauto Holdings Ltd.), the motivations behind the merger, including the timing of the transaction. See Item 1013(a) and (c) of Regulation M-A.

Possible Unconditional Mandatory Cash Offers in Relation to Yixin Group Limited
(   Yixin   )
Triggered by the Merger, page 8

   6. Revise this section to clarify the significance of and impact on Company shareholders of the possible mandatory cash offer for Yixin. It would seem that since the offer will occur after and as a result of the merger, unaffiliated shareholders of Bitauto Holdings Ltd. will
      have already been    cashed out    in the merger when and if the offer
occurs.
 Peter X. Huang, Esq.
Skadden, Arps, Meagher & Flom LLP
July 29, 2020
Page 3

Reasons for the Merger and Recommendation of the Special Committee of the Board of
Directors, page 36

   7. In the discussion of the factors that led to the decision to recommend the merger, clarify
      (on page 38) what is meant by the increased costs of regulatory compliance for U.S.-
      listed public companies. Explain when the referenced increase occurred, with a view to explaining the reasons for the timing of the merger. See Item 1013(c) of Regulation M-A.

   8. In the first bullet point on page 27, where you discuss how the Special Committee and the
      Board considered the historical trading prices for the Company   s ADSs,
expand to
      discuss how they considered the trading prices during the year before proposal resulting in the merger proposal was received. It appears that the high trading price per ADS during that period was $24.77, and the average trading price was $15.92.

   9. Expand to explain how the Company considered the absence of the procedural safeguard listed in Item 1014(c)-(e) in making the determination that the merger is procedurally fair to unaffiliated shareholders. Provide the same discussion as to all other filing persons on the Schedule 13E-3 in the appropriate part of the proxy statement.

   10. Revise the disclosure in the first full paragraph after the bullet points on page 41. The discussion of the factors considered by a filing person in making its fairness determination must include all material factors and how they were analyzed. For that
       reason, it is inappropriate to state that the    discussion of
information and factors     is not
       intended to be exhaustive but includes a number of the factors considered

Position of the Buyer Group as to the Fairness of the Merger, page 42

   11. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant in assessing the fairness of a business combination transaction. To the extent any such factor was not considered or was considered but given little weight, this may be an important fact for shareholders to understand. Please discuss how the
       Buyer Group considered these factors or why it did not.

   12. Address whether and how the Buyer Group considered the purchase prices paid in previous purchases in assessing fairness. See Instruction 2 to Item 1014 of Regulation
       M-A.

Certain Financial Projections, page 44

   13. Revise to summarize the material assumption and limitations on the projections included.

Opinion of the Special Committee   s Financial Advisor, page 47

   14. We note the disclosure on page 50 that    Duff & Phelps    opinion was
furnished solely for
       the use and benefit of the Special Committee in connection with its consideration of
       Merger and is not intended to, and does not, confer any rights or remedies upon any other
 Peter X. Huang, Esq.
Skadden, Arps, Meagher & Flom LLP
July 29, 2020
Page 4

       person, and is not intended to be used, and may not be used by any other person or for
       any other purpose, without Duff & Phelps    express consent.    Please
delete this language.
       Alternatively, revise to disclose the legal basis for Duff & Phelps belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, disclose that this issue will be resolved by a court, resolution of this issue will have no effect on rights and responsibilities of Duff & Phelps under state law, and the availability of the defense will have no effect on the rights and responsibilities of either Duff &
Phelps    or the Company
       under the federal securities laws.

   15. See our last comment above. Please disclose that Duff & Phelps consents to the use of its opinion and the references to it in the proxy statement and Schedule
13E-3.

   16. Expand the summary of the financial advisor   s analysis to include the
historical trading
       metrics included on page 9 of the Duff & Phelps materials filed as
Exhibit 99(c)(2) to the
       Schedule 13E-3.

Interests of Our Directors and Executive Officers in the Merger, page 59

   17. The discussion of the interests of insiders should be relocated to a more prominent section closer to the forepart of the proxy statement. See Rule 13e-3(e)(1)(ii).

Voting by the Supporting Shareholders at the Extraordinary General Meeting, page 70

   18. To the extent known for anyone other than the Supporting Shareholders, disclose the information required by Item 1012(c) and (d) of Regulation M-A for each officer, director or affiliate of Bitauto Holding Ltd.

Fees and Expenses, page 79

   19. Please provide a breakdown of the fees to be incurred by each filing person on the
       Schedule 13E-3.
 Peter X. Huang, Esq.
Skadden, Arps, Meagher & Flom LLP
July 29, 2020
Page 5

       We remind you that the filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.

                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers &
Acquisitions



cc:    Richard V. Smith, Esq.
       Orrick, Harrington & Sutcliffe LLP
       (via email)